Mail Stop 3561

July 27, 2007

Messrs. C. Thomas McMillen and Harvey L. Weiss,
 Co-Chief Executive Officers
Fortress America Acquisition Corporation II, Inc.
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203-1664

> **Re:** **Fortress America Acquisition Corporation II, Inc.**
> **Registration Statement on Form S-1**
> **Filed on June 25, 2007**
> **File No. 333-144028**

Dear Messrs. McMillen and Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

2.   Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

3.   Prior to the effectiveness also, please provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

4.   We note your disclosure on pages 90 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $80 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. Please discuss whether the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and/or other factors.

5.   Please describe in one place in the prospectus the direct and indirect ownership of the company. Please describe the membership interests of Fortress America Acquisition Holdings, LLC, including the names of the persons that hold such interests and their percent of ownership.

6.   We note the company's right of first refusal with respect to certain business opportunities. Specifically, the company "…ha[s] been granted a right of first refusal with respect to any target business that is presented to [its] officers and Fortress America Acquisition Holdings, LLC that has an enterprise value greater than 70% of [the company's] net assets (except for companies that design, build and maintain mission-critical facilities) …." See, e.g., page 27 and similar disclosure on page 70. In this regard, please address the following points:

    •   State the meaning of "enterprise value" and explain the selection of 70% of the company's net assets as the threshold amount;

    •   Discuss how "enterprise value" would be determined;

    •   Explain how the requirement of an enterprise value greater than 70% of the company's net assets meshes with the company's right of first refusal. For example, please explain in greater detail the effect that the right of first review could have on the size of a target company;

    •   State the meaning of "mission-critical facilities" and explain why companies that design, build and maintain such facilities are excluded from the agreement;

- Include the agreement as a material contract and as an exhibit to the registration statement; and

- Discuss in greater detail the business of Fortress America Acquisition Holdings, LLC.

7.   We note the significant experience and involvement of various officers/directors of the company in business activities involving security and information technology. Please provide for each individual a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities. Also discuss any entities in which the special advisors would have fiduciary duties to present business opportunities to prior to the company.

8.   In addition, because Messrs. McMillen, Weiss and, possibly, Mr. Hutchinson, may consider the same businesses on behalf of the company and Fortress International Group, Inc., it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are required. We may have further comment.

9.   We also note the disclosure on page 51 that the company may select a target company that is affiliated with its officers, directors, special advisors or stockholders, and, if so, would obtain a fairness opinion. The prospectus states that currently, there are no affiliated entities that the company would consider as a target company. Please add this disclosure elsewhere, as appropriate. Also discuss the circumstances that would lead to consideration of an affiliated entity as a potential target company.

10.   We note that the company is the second blank check company formed by Messrs. McMillen and Weiss and the second blank check company in which Mr. Maurer and Mr. Hutchinson have participated. Messrs. McMillen, Weiss and Hutchinson currently serve as directors of Fortress International Group. See pages 64-65; but see page 68 ("With the exception of Messrs. McMillen, Weiss and Hutchinson, none of our other officers or directors has been an officer, director, advisor or principal of a blank check company"). The prospectus states that none of the executive officers or directors or special advisors has or will receive any cash compensation for services rendered prior to, or in connection with, a business combination, see page 68, and none is required to commit his full time to the company's affairs, see page 70. It therefore appears that these individuals may

become affiliated in the future with entities, including blank check companies, that engage in activities similar to those in which the company seeks to engage. Please state whether any of these individuals currently contemplates the organization of, or participation in, another/other blank check company(ies). Add this information to the prospectus in appropriate places.

11.   The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning up to, but less than, 30% of the shares of common stock sold in the offering exercise their conversion rights. We note that risk factors twenty-five and twenty-six on page 30 address this condition. Please provide clear disclosure throughout the prospectus that the 30% requirement is different from that of a traditional SPAC and that it will make it easier to obtain stockholder approval of an initial business combination.

12.   We note that the company may consider a target company outside the United States. See, e.g., pages 3 and 49. Please add this disclosure/expand upon it elsewhere in the prospectus, as appropriate. Add a risk factor(s).

Escrow of existing stockholders' initial shares and founder warrants, page 17

13.   We note the disclosure on page 18 regarding the limitation upon transferring membership interests in Fortress America Acquisition Holdings, LLC (FAA Holdings). Please discuss whether these limitations are also applicable to the entities that control FAA Holdings, such as Fortress America Holdings, LLC and Homeland Security Capital Corporation. If not, for each entity which is an interest holder in FAA Holdings, please describe its business and the number of owners or interest holders.

Risk Factors, page 21

14.   Please revise the risk factor on page 23 under the subheading "Because there are numerous companies …," to include comparison figures for blank check companies with a focus on the homeland security industry.

15.   The fourteenth risk factor on page 26 states that "… it is likely that our current officers and directors will resign upon the consummation of a business combination" and that the company "… expect[s] several of our management and other key personnel, particularly our Co-Chief Executive Officers" to remain associated with the combined company; also see the disclosure on page 54 that "certain of our current officers and directors may remain associated in senior management or advisory positions ..." Please identify the other individuals in management or advisory positions who may remain associated with the combined company. Also clarify how theses persons may remain "associated" with the company.

16.   We note on page 28 that, whereas the caption of the twentieth risk factor states that all of the company's officers and directors are affiliated with FAA Holdings, the discussion states that all of the officers and "certain" of the directors are affiliated with that company.   Please address the inconsistency.

Use of Proceeds, page 39

17.   Please explain why there are two separate line items in the table for due diligence.

Dilution, page 44

18.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Summary of Fortress America Acquisition Corporation's Acquisition of VTC, L.L.C., and Vortech, LLC, page 50

19.   We believe that some further disclosure concerning Fortress International Group is appropriate. Accordingly, please:

- Summarize the key terms of the merger agreement, including details regarding contingent payments;

- State the percentage of shares voted in favor of the business combination, excluding management shares;

- State the percentage of shares for which conversion rights were exercised;

- Discuss whether any finder's fees were paid in connection with the business combination, and if so, disclose to whom such fees were paid and the amount; and

- If there was any affiliation between the target companies and any of the officers, directors, special advisors or existing shareholders of Fortress America, please explain.

Sources of Target Business, page 51

20.   We note that the company may use third-party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder, in view of the expertise and experience of management in the security and information technology industries.

21.   Please discuss whether the company would consider entering into a business combination with any target companies previously considered by Fortress America Acquisition Corporation.

Limited Ability to Evaluate the Target Business' Management, page 54

22.   Please clarify the meaning of the statement that, "While certain of our current officers and directors may remain associated in senior management or advisory positions … [with the combined company], they may not devote their full time and efforts to our affairs …."

Management, page 64

23.   Please explain what is meant by various acronyms and specialized terms in this section, such as the following: "SAIC subsidiary," "massively parallel processing company," "simulation company," and "SBIC investment division."

Financial Statements

General

24.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities

25.   Please disclose whether Fortress America Acquisition Holdings, LLC is an accredited investor. See Rule 501 of Regulation D. Please disclose if the entity was formed for the purpose of investing in Highlands Acquisition Corp. If yes, please disclose the number of investors in the entity and describe whether the investors are accredited under Rule 501.

Exhibits

26.   Please file the remaining exhibits with the next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Kenneth R. Koch, Esq.
        Jeffrey P. Schultz, Esq.
        Fax: (212) 983-3115